SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 27, 2011

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F  ☐

Enclosures:

Nokia stock exchange release dated January 27, 2011: Nokia Board of Directors convenes Annual General Meeting 2011

STOCK EXCHANGE RELEASE

January 27, 2011

Nokia Corporation

Stock Exchange Release

January 27, 2011 at 13.15 (CET +1)

Nokia Board of Directors convenes Annual General Meeting 2011

Dividend of EUR 0.40 per share will be proposed for 2010 (EUR 0.40 for 2009)

Espoo, Finland - Nokia announced today that its Board of Directors has resolved to convene the Annual General Meeting on May 3, 2011 and that the Board and its Committees will submit the below proposals to the Annual General Meeting.

• Proposal to pay a dividend of EUR 0.40 per share

• Proposals on the Board composition and remuneration

• Proposal for a new stock option plan as part of Nokia Equity Program 2011

• Proposal to authorize the Board to repurchase shares to maintain flexibility but with no current plans to repurchase shares in 2011

• Proposal to re-elect the external auditor

Proposal to pay a dividend

The Board will propose to the Annual General Meeting that a dividend of EUR 0.40 per share be paid for the fiscal year 2010. The dividend ex-date would be May 4, 2011, the record date May 6, 2011 and the payment date on or about May 20, 2011.

Proposals on Board composition and remuneration

Nokia Board members, Lalita Gupte and Keijo Suila, have informed that they will no longer be available for the Nokia Board of Directors. Ms Gupte was first appointed to Nokia Board in 2007 and she has been a member of the Audit Committee during her entire directorship. Mr Suila has been Nokia Board member since 2006 and he is currently also a member of the Personnel Committee.

The Board’s Corporate Governance and Nomination Committee will propose to the Annual General Meeting that the number of Board members be eleven (11) and that the following current Nokia Board members be re-elected as members of the Nokia Board of Directors for a term ending at the Annual General Meeting in 2012: Bengt Holmström, Henning Kagermann, Per Karlsson, Isabel Marey-Semper, Jorma Ollila, Marjorie Scardino and Risto Siilasmaa.

In addition, the Committee will propose that Jouko Karvinen, CEO of Stora Enso Oyj, Helge Lund, President and CEO of Statoil Group, and Kari Stadigh, Group CEO and President of Sampo plc, be elected as members of the Nokia Board of Directors for a term ending at the Annual General Meeting in 2012. Also, the Committee will propose election of Stephen Elop, President and CEO of Nokia Corporation, to Nokia Board of Directors for the same term.

Additional information about the Board member candidates will be available in the Committee proposal.

As to the Board remuneration, the Corporate Governance and Nomination Committee will propose that the annual fee payable to the Board members elected at the Annual General Meeting on May 3, 2011 for a term ending at the Annual General Meeting in 2012, remain at the same level than during the past three years as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member, excluding the President and CEO of Nokia if elected to the Nokia Board; for the Chairman of the Audit Committee and the Chairman of the Personnel Committee an additional annual fee of EUR 25 000; and for each member of the Audit Committee an additional annual fee of EUR 10 000. Further, the Corporate Governance and Nomination Committee will propose that, as in the past, approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market, which shares shall be retained until the end of the board membership in line with the Nokia policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

New stock option plan as part of Nokia Equity Program 2011

As part of Nokia Equity Program 2011, the Board proposes to the Annual General Meeting that selected personnel of Nokia Group be granted a maximum of 35 million stock options until the end of 2013. The planned maximum annual grant for the year 2011 under this Stock Option Plan 2011 is approximately 12 million stock options, with the remaining stock options available through the end of 2013.  The proposed 2011 Stock Option Plan will succeed the previous 2007 Stock Option Plan approved by the Annual General Meeting 2007 which has not been available for further grants of stock since the end of 2010. The stock options entitle recipients to subscribe for a maximum of 35 million Nokia shares over the life of the plan. The sub-categories of stock options to be granted under the plan will have a term of approximately six years.  The vesting periods of the stock options are as follows: 50% of shares granted under each subcategory vesting after three years from grant date and remaining 50% vesting four years after the relevant grant date. The exercise period for the first sub-category will commence on July 1, 2014 and the exercise period for the last sub-categories will expire on December 27, 2019. The exercise prices (i.e., share subscription prices) shall be determined on a quarterly basis at grant and will be equal to the market price of the Nokia share quoted in public trading at the time of the pricing, as determined in the plan’s terms and conditions.

The overall Nokia Equity Program 2011, following previous years’ practice, has the below structure as approved by the Board of Directors and subject to the approval of the Stock Option Plan 2011 by the Annual General Meeting:

• Performance Shares — offered as the main equity-based incentive to approximately 4 700 employees, who receive shares only upon the achievement of threshold level for the two independent performance criteria: Average Annual Net Sales Growth and Average Annual EPS;

• Stock options — a more limited plan, used in conjunction with performance shares on a selective basis for senior managers, to better align with a focus on Nokia share price appreciation; and

• Restricted Shares — granted on a very selective basis to retain our high potential and critical talent, vital to the future success of Nokia.

As Nokia clarifies its strategic directions, the Equity Program 2011 will support employee focus and alignment with the company’s targets. The Equity Program 2011, like Nokia equity programs of previous years, will attract, retain and motivate critical talent. Similarly, it intends to align the potential value participants receive directly with the long-term performance of the company, thus aligning the participants’ interests with Nokia shareholders’ interests. Nokia’s balanced approach and use of the performance-based plan as the main long-term incentive vehicle effectively contributes to the long-term value creation and sustainability of the company and ensures that compensation is based on performance.

 Under the Nokia Performance Share Plan 2011, Nokia shares will be delivered provided that the Company’s performance reaches at least one of the required threshold levels measured by two independent performance criteria:

(1) Average annual net sales growth during the performance period; and

(2)Average annual earnings per share (EPS) (diluted, non-IFRS) during the performance period.

The threshold and maximum levels for the Performance Share Plan 2011 are scheduled to be determined and disclosed during the first quarter of 2011. No Performance Shares will be granted under the plan prior to that.

The Performance Share Plan 2011 has a three-year performance period (2011-2013). The grant of Performance Shares in 2011 may result in an aggregate maximum payout of 28 million Nokia shares, should the maximum level for both performance criteria be met. Nokia intends to continue to grant performance shares also in 2012-2013 up to a total maximum payout of approximately 56 million Nokia shares, should the maximum level for both performance criteria be met.

 The Restricted Share Plan 2011 has a three-year restriction period. The grant of Restricted Shares in 2011 may result in an aggregate maximum payout of 9 million Nokia shares. Nokia intends to continue to grant restricted shares also in 2012-2013 up to total payout of approximately 18 million Nokia shares.

 As of December 31, 2010, the total maximum dilution effect of Nokia’s equity program currently outstanding, assuming that the performance shares are delivered at maximum level, is approximately 1.5%. The potential maximum effect of the Nokia Equity Program 2011 will be approximately another 1.3%.

 The performance period for the Performance Share Plan 2008 ended on December 31, 2010, and there will be no settlement under the plan as the threshold performance criteria of EPS and Average

Annual Net Sales Growth were not met. To fulfill the Company’s obligations under other, considerably more limited equity incentive plans, Nokia’s Board of Directors has resolved to issue a total amount of 1 315 000 Nokia shares (NOK1V) held by the Company to settle its commitment to approximately 500 participants, employees of the Nokia Group.

Proposals to authorize the Board to repurchase shares

The Board will propose that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 360 million Nokia shares. The proposed maximum number of shares is the same as in the Board’s current share repurchase authorization and it represents less than 10 % of all the shares of the Company. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, be transferred for other purposes, or be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or through public trading from the stock market. The authorization would be effective until June 30, 2012 and terminate the current authorization granted by the Annual General Meeting on May 6, 2010.

The repurchase authorization is proposed to maintain flexibility, but the Board has no current plans for repurchases during 2011.

Election of external auditor

In addition, the Board’s Audit Committee will propose to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the Company’s auditor, and that the auditor be reimbursed according to the invoice and in compliance with the purchase policy approved by the Audit Committee.

The notice to the Annual General Meeting and the complete proposals by the Board and its Committees to the Annual General Meeting are scheduled to be published on Nokia’s website at www.nokia.com/agm on February 2, 2011.

Press-kit available in http://www.nokia.com/A4686368?kit=135

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34927

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2011		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel

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